EXHIBIT 99.1

                                                                        [ ] YELL

                                                                 9 NOVEMBER 2004

        NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE


   YELL GROUP PLC FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2004


        STRONG GROWTH CONTINUES. ON TRACK TO MEET FULL YEAR EXPECTATIONS.
                                 DIVIDEND UP 40%

o Group turnover up 6.3% to (pound)604.6 million; 12.3% at a constant exchange rate

o Group adjusted EBITDA up 9.8% to (pound)206.0 million; 14.6% at a constant exchange rate

o Group adjusted profit after tax (pound)60.7 million, excluding exceptional legal costs ((pound)22.1 million last year, excluding exceptional IPO costs)

o Group operating cash flow less capital expenditure up 11.0% to (pound)170.6 million; up 14.6% at a constant exchange rate

o Diluted earnings per share before amortisation and exceptional costs up 18.3% to 15.5 pence (13.1 pence last year on a pro forma basis)

o    Interim dividend up 40% to 4.2 pence per share

Note: Earnings, profit after tax and cash flow figures stated before exceptional legal costs in our US operation of (pound)12.8 million ((pound)8.0 million net of tax credit) in 2004, and exceptional IPO costs of (pound)148.5 million ((pound)111.3 million net of tax credit) in 2003. Including these costs the Group made a profit after tax of (pound)52.7 million (a loss of (pound)89.2 million last year).

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"Yell has delivered another set of strong results, which confirm that the group is well on track to meet full year expectations. In the UK, our printed directories continue to perform as expected, and Yell.com continues its rapid growth and increasing profitability. In the US, our excellent performance is the result of strong organic growth, combined with the benefits of the acquisitions we have made. We are declaring a 40% per share increase in our interim dividend with the intention of recommending the same level of increase for the full year."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"Yell's success in growing its revenues and profits and in maintaining high cash generation now enables us to raise substantially our dividend this year. Thereafter we intend to maintain our policy of dividend growth at least in line with earnings. This does not constrain our ability to pursue our consistent growth strategy. By taking this step, we also ensure that we continue to operate with an efficient capital structure."


      Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading,
             Berkshire RG1 7PT. Registered in England No. 4180320.

ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel         +44 (0)118 950 6984
Mobile      +44 (0)7764 879808

YELL - MEDIA

Jon Salmon
Tel         +44 (0)118 950 6656
Mobile      +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel         +44 (0)20 7638 9571
Mobile      +44 (0)7973 611888


This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2004 annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.


                   A copy of this release can be accessed at:
                         www.yellgroup.com/announcements
                         -------------------------------

          Yell Group plc will publish an interim report to shareholders on 11 November 2004

          Our subsidiary, Yell Finance B.V., will furnish its results for the six months ended 30 September 2004 to the SEC on Form 6-K on 9 November 2004.

          This filing can also be accessed on the Yell Group website.


YELL GROUP PLC SUMMARY FINANCIAL RESULTS
---------------------------------------------------------------------------------------------------------
                                                     SIX MONTHS ENDED
                                                       30 SEPTEMBER
                                                    2003           2004
---------------------------------------------------------------------------------------------------------
                                                                                            CHANGE AT
                                                                                             CONSTANT
                                                                                        EXCHANGE RATE
                                                (POUND)M        (POUND)M     CHANGE               (6)
---------------------------------------------------------------------------------------------------------
Turnover (1)                                       568.6           604.6       6.3%            12.3%
Adjusted EBITDA (1) (2)                            187.6           206.0       9.8%            14.6%
Operating cash flow (1) (3)                        153.7           170.6      11.0%            14.6%

Adjusted diluted earnings per share
   (pence) (4)                                     13.1p           15.5p       18.3%

Cash conversion (1) (5)                            81.9%           82.8%

Adjusted profit after tax (2)                       22.1            60.7
Exceptional items after tax                       (111.3)           (8.0)
(Loss) profit on ordinary activities
   after tax                                       (89.2)           52.7
---------------------------------------------------------------------------------------------------------

(1) Turnover, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(2) Adjusted items in the period ended 30 September 2003 are stated before exceptional costs arising on IPO. Adjusted items in the period ended 30 September 2004 are stated before exceptional legal costs.

(3) Cash inflow from operations before payments of exceptional items, less capital expenditure.

(4)  Diluted earnings per share before amortisation and exceptional items.

(5)  Operating cash flow as a percentage of adjusted EBITDA.

(6) Change at constant exchange rate states the change in current period results compared to the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 6.3% to (pound)604.6 million; or 12.3% at a constant exchange rate, from (pound)568.6 million last year.

UK operations

UK turnover increased 3.3% to (pound)325.0 million; or 3.9% excluding last year's discontinued products (the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books). Turnover from printed directories grew 1.9% to (pound)300.9 million. The effect of RPI -6% was to reduce our prices by an average of 3.5%. Yell.com grew turnover 42.6% to (pound)16.4 million.

The total number of unique print advertisers increased 1.2% to 254,000.

As anticipated, the UK retention rate has declined from 78% to 75% (or 74% excluding national and key accounts). Our success in attracting more than 100,000 new advertisers in each of the last four years has inevitably diluted overall retention. New advertisers are now proving more difficult to retain in a competitive market than those advertisers for whom the value of advertising in Yellow Pages is proven. Our strategy to increase the advertiser base has contributed to sustained growth in advertiser numbers and revenue.

Average turnover from unique advertisers improved slightly to (pound)1,183 from (pound)1,178 last year.

As part of our strategy to grow our advertiser base, we rescoped five directories into ten during the first half of the year, reflecting changes in shopping and trading patterns. These included three of the five we are rescoping in London, which is traditionally a more competitive market than the rest of the UK. Typically, rescoped directories achieve little or no growth in their first year, but create potential for future growth.

Yell.com continued to grow rapidly, growing searchable advertisers by 39.1% to 121,000, contributing to turnover growth of 42.6%.

Overall, UK turnover remains on course to meet full year expectations.

US operations

US turnover grew 10.1% to (pound)279.6 million. At a constant exchange rate, the increase was 23.4%, reflecting the continued success of our US growth strategy. The average exchange rate was approximately $1.81: (pound)1.00 against $1.62:
(pound)1.00 in the same period last year.

Unique advertisers increased 13.3% to 238,000 with average turnover per unique advertiser up 8.8% to $2,133 and retention up from 70% to 72%.

Organic turnover growth was 16.0%, to which same-market growth contributed 12.3% and six new launches contributed 3.7%. Acquisitions, including primarily Feist which we acquired in March this year, contributed 10.2% to turnover growth, reflecting a heavy first half publishing schedule for Feist. Growth was marginally slowed by changes in operating practices including the intentional running down of the CCD partnership and production rescheduling.

US turnover growth for the year should be in line with expectations. However third quarter growth is expected to slow slightly as a result of the effects of fewer launches and production rescheduling following acquisitions.

ADJUSTED EBITDA

Group adjusted EBITDA increased 9.8% to (pound)206.0 million; or 14.6% at a constant exchange rate. The group adjusted EBITDA margin increased 1.1 percentage points to 34.1%, driven by the strong US performance.

UK adjusted EBITDA rose 2.6% to (pound)132.2 million, reflecting the continued progress of Yell.com, which significantly increased its adjusted EBITDA to (pound)5.1 million from (pound)2.1 million last year. Consequently the overall UK adjusted EBITDA margin was broadly in line with the previous year.

US adjusted EBITDA rose 25.7% to (pound)73.8 million, or 40.9% at a constant exchange rate. The US adjusted EBITDA margin increased from 23.1% to 26.4%, driven by the strong revenue growth and operational leverage.

OPERATING CASH FLOW AND NET DEBT

The Group converted 82.8% of adjusted EBITDA to cash, as compared to 81.9% last year. Group operating cash flow increased 11.0% to (pound)170.6 million; or 14.6% at a constant exchange rate.

Net debt at (pound)1,169 million, down (pound)54 million from 31 March 2004, represents a multiple of 3.1 times adjusted EBITDA for the last 12 months.

NET RESULTS

ADJUSTED AFTER TAX RESULTS

Profit after tax before exceptional items for the six months to 30 September 2004 was (pound)60.7 million, compared with an adjusted profit after tax of (pound)22.1 million for the same period last year. This reflects strong adjusted EBITDA growth, as well as lower interest charges arising from the new capital structure put in place at the time of the IPO on 15 July 2003. The tax charge before exceptional items was (pound)37.7 million, which represents 25.5% of profit before tax adjusted for goodwill amortisation and exceptional costs.

EXCEPTIONAL COSTS AND AFTER TAX RESULTS

Exceptional costs after tax of (pound)8.0 million are the estimated total costs after tax relating to the nine-month long litigation brought against Yellow Book, our US operation, which was settled on 7 October 2004. Including these costs, the profit after tax for the six months ended 30 September 2004 was (pound)52.7 million. As previously reported, there were substantial exceptional costs during the first half of last year which arose on our IPO and amounted to (pound)148.5 million before tax, and (pound)111.3 million after a tax credit of (pound)37.2 million. Including these costs the loss after tax for the six months ended 30 September 2003 was (pound)89.2 million.

EARNINGS AND DIVIDEND PER SHARE

Diluted earnings per share were 15.5 pence before amortisation and exceptional costs; an increase of 18.3%. Basic earnings per share before amortisation and exceptional costs were 15.8 pence. This compares with pro forma (before amortisation and as if the IPO had occurred before the start of last year) basic earnings per share of 13.3 pence last year.

The Board has declared an increase of 40% in the interim dividend to 4.2 pence per share, and this is expected to account for one third of the full year dividend.

The ex-dividend date will be 17 November 2004 and the interim dividend will be paid on 17 December 2004 to shareholders registered on 19 November 2004.

KEY OPERATIONAL INFORMATION

                                                                  -------------------------------------
                                                                       SIX MONTHS ENDED 30 SEPTEMBER
                                                                  -------------------------------------
                                                                          2003                  2004       CHANGE
-------------------------------------------------------------------------------------------------------------------
UK PRINTED DIRECTORIES
Unique advertisers (thousands) (1)                                         251                   254         1.2%
Directory editions published                                                50                    55
Unique advertiser retention rate (%) (2)                                    78                    75
Turnover per unique advertiser ((pound))                                 1,178                 1,183         0.4%

US PRINTED DIRECTORIES
Unique advertisers (thousands) (1) (3)                                     210                   238        13.3%
Directory editions published                                               250                   259
Unique advertiser retention rate (%) (3)                                    70                    72
Turnover per unique advertiser ($)                                       1,960                 2,133         8.8%

OTHER UK PRODUCTS AND SERVICES
Yell.com page impressions for September (millions)                          51                    70        37.3%
Yell.com searchable advertisers at 30 September (thousands)(4)              87                   121        39.1%
-------------------------------------------------------------------------------------------------------------------

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) The proportion of unique advertisers that have renewed their advertising from the preceding publication. As a result of improvements to our systems, we are now able to include national and key accounts in our measurement of retention. If we had continued to exclude these accounts, the retention rate for 2004 would have been 74%. We have not adjusted previously reported 2003 figures. These improvements to our systems have not affected the reporting of our financial results.

(3) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported 2003 figure for any duplicated records in 2003. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase products such as banners and domain names.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                               SIX MONTHS ENDED
                                                                                30 SEPTEMBER
                                                                      --------------------------------
                                                              NOTES            2003              2004
                                                                      --------------    --------------
                                                                           (POUND)M          (POUND)M
   TURNOVER                                                      2            568.6             604.6
   Cost of sales                                                             (251.1)           (271.6)
                                                                      --------------    --------------

   GROSS PROFIT                                                               317.5             333.0
                                                                      --------------    --------------
   Distribution costs                                                         (17.2)            (17.7)
   Administrative expenses
      Ongoing activities                                                     (173.3)           (170.4)
      Exceptional items                                         4             (90.1)            (12.8)
                                                                      --------------    --------------
                                                                             (263.4)           (183.2)
                                                                      --------------    --------------
   OPERATING PROFIT                                             3              36.9             132.1
   Net interest payable
        Ongoing activities                                                    (88.2)            (46.5)
        Exceptional items                                       4             (58.4)              -
                                                                      --------------    --------------
                                                                             (146.6)            (46.5)
                                                                      --------------    --------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                      (109.7)             85.6
   TAXATION
        On ongoing activities                                   5             (16.7)            (37.7)
        On exceptional items                                  4,5              37.2               4.8
                                                                      --------------    --------------
                                                                               20.5             (32.9)
                                                                      --------------    --------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                                     (89.2)             52.7
   Interim dividend                                             6             (20.8)            (29.5)
                                                                      --------------    --------------
   RETAINED (LOSS) PROFIT FOR THE FINANCIAL PERIOD                           (110.0)             23.2
                                                                      ==============    ==============


                                                                            (IN PENCE)     (IN PENCE)

   Basic (loss) earnings per share                               7            (20.0)              7.5
   Diluted (loss) earnings per share                             7            (20.0)              7.4

    EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS
         AND GOODWILL AMORTISATION (A)
    Basic                                                        7             13.3              15.8
    Diluted                                                      7             13.1              15.5


(a) Earnings per share before exceptional items and goodwill amortisation for the six months ended 30 September 2003 are calculated on a pro forma basis as though our IPO and debt refinancing had occurred before 1 April 2003.

With the exception of the profit for the financial period detailed above and the currency movements detailed in note 10, there have been no other recognised gains or losses.

         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES


UNAUDITED CONSOLIDATED CASH FLOW STATEMENT


                                                                         SIX MONTHS ENDED 30 SEPTEMBER
                                                                      ------------------------------------
                                                           NOTES                 2003                2004
                                                                      ----------------    ----------------
                                                                             (POUND)M           (POUND)M
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                   133.2               170.3
    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
    Interest paid                                                               (78.9)              (38.4)
    Redemption Premium Paid                                                     (19.7)                  -
    Finance Fees paid                                                           (16.1)                  -
                                                                      ----------------    ----------------

    NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS
        AND SERVICING OF FINANCE                                               (114.7)              (38.4)
                                                                      ----------------    ----------------
    TAXATION                                                                     (4.6)              (14.8)
                                                                      ----------------    ----------------
    CAPITAL EXPENDITURE AND FINANCIAL
        INVESTMENT
    Purchase of tangible  fixed  assets,  net
        of sales proceeds                                                       (10.6)               (8.7)
                                                                      ----------------    ----------------
    NET CASH OUTFLOW FOR CAPITAL EXPENDITURE
        AND FINANCIAL INVESTMENT                                                (10.6)               (8.7)
                                                                      ----------------    ----------------
    ACQUISITIONS
    Purchase  of  subsidiary  undertakings,  net of
        cash acquired                                                            (3.1)                  -
                                                                      ----------------    ----------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                            (3.1)                  -
                                                                      ----------------    ----------------
    DIVIDENDS PAID                                                                  -               (41.8)
                                                                     ------------------  -----------------
    NET CASH INFLOW BEFORE FINANCING                                              0.2                66.6
    FINANCING
    Issue of ordinary share capital                             8               433.6                 1.2
    Expenses  paid  in  connection  with  share
        issue                                                                   (22.8)                  -
    New loans issued                                                          1,031.0                   -
    Borrowings repaid                                           8            (1,378.4)              (45.0)
                                                                      ----------------    ----------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                                     63.4               (43.8)
                                                                      ----------------    ----------------
    INCREASE IN NET CASH IN THE PERIOD                                           63.6                22.8
                                                                      ================    ================

    RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW
        FROM OPERATING ACTIVITIES
    Total operating profit                                                       36.9               132.1
    Depreciation                                                                 11.4                11.5
    Goodwill amortisation                                                        49.2                49.6
    Exceptional employee costs settled in shares
                                                                                 49.1                   -
    Increase in stocks                                                          (21.6)              (27.1)
    Decrease (increase) in debtors                                               20.8                (2.9)
    (Decrease) increase in creditors                                            (12.6)                5.9
    Other non cash items                                                            -                 1.2
                                                                      ----------------    ----------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                   133.2               170.3
                                                                      ================    ================

   NET CASH INFLOW FROM OPERATING ACTIVITIES                                    133.2               170.3
   Cash payments of accrued exceptional items                                    31.1                 9.0
   Purchase of tangible fixed assets, net of sale
      proceeds                                                                  (10.6)               (8.7)
                                                                      ----------------    ----------------
   NET CASH INFLOW FROM OPERATING ACTIVITIES BEFORE PAYMENTS
      OF EXCEPTIONAL ITEMS AND AFTER CAPITAL EXPENDITURE                        153.7               170.6
                                                                      ================    ================



         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

                                                                                      AT                   AT
                                                                                31 MARCH         30 SEPTEMBER
                                                           NOTES                    2004                 2004
                                                                                (POUND)M             (POUND)M
                                                                         ----------------     ----------------
    FIXED ASSETS
    Intangible assets                                                            1,725.3              1,686.5
    Tangible assets                                                                 45.9                 41.8
    Investment                                                                       1.8                  2.7
                                                                         ----------------     ----------------
    TOTAL FIXED ASSETS                                                           1,773.0              1,731.0
                                                                         ----------------     ----------------

    CURRENT ASSETS
                                                                         ----------------     ----------------
    Stocks                                                                         151.9                180.2
    Debtors                                                                        460.6                450.8
    Cash at bank and in hand                                  8                     18.7                 42.0
                                                                         ----------------     ----------------
    TOTAL CURRENT ASSETS                                                           631.2                673.0
                                                                         ----------------     ----------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN
      ONE YEAR
    Loans and other borrowings                              8,9                    (85.8)               (85.6)
    Other creditors                                                               (273.0)              (269.5)
                                                                         ----------------     ----------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
                                                                                  (358.8)              (355.1)
                                                                         ----------------     ----------------
    NET CURRENT ASSETS                                                             272.4                317.9
                                                                         ----------------     ----------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                        2,045.4              2,048.9
    CREDITORS: AMOUNTS FALLING DUE AFTER
      MORE THAN ONE YEAR
    Loans and other borrowings                              8,9                 (1,155.9)            (1,125.5)
                                                                         ----------------     ----------------
    NET ASSETS                                                                     889.5                923.4
                                                                         ================     ================

    CAPITAL AND RESERVES
    Called up share capital                                  10                      7.0                  7.0
    Share premium account                                    10                  1,184.7              1,185.9
    Profit and loss account deficit                          10                   (302.2)              (269.5)
                                                                         ----------------     ----------------
    EQUITY SHAREHOLDERS' FUNDS                                                     889.5                923.4
                                                                         ================     ================


         See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1.   BASIS OF PREPARATION AND CONSOLIDATION

     The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

     The unaudited financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies that were set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2004.

     The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

     In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

     The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, employee pension costs and taxes.

YELL GROUP PLC AND SUBSIDIARIES

2.   TURNOVER

                                                                         SIX MONTHS
                                                                     ENDED 30 SEPTEMBER           CHANGE
                                                               -------------------------------------------
                                                                       2003           2004             %
                                                               -------------  ---------------------------
                                                                   (POUND)M       (POUND)M
          UK printed directories                                      295.2          300.9          1.9%
          Other products and  services                                 19.4           24.1         24.2%
                                                               -------------  -------------
          TOTAL UK TURNOVER                                           314.6          325.0          3.3%
                                                               -------------  -------------
          US printed directories:
          US printed directories at constant
            exchange rate (a)                                         254.0          313.4         23.4%
          Exchange impact (a)                                             -          (33.8)
                                                               -------------  -------------
          TOTAL US TURNOVER                                           254.0          279.6         10.1%
                                                               -------------  -------------
          GROUP TURNOVER                                              568.6          604.6          6.3%
                                                               =============  =============


(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.


3.       OPERATING PROFIT AND EBITDA INFORMATION

           ADJUSTED EBITDA BY SEGMENT
                                                                          SIX MONTHS
                                                                      ENDED 30 SEPTEMBER            CHANGE
                                                                 -------------------------------------------
                                                                         2003              2004          %
                                                                 -------------  -----------------------------
                                                                     (POUND)M          (POUND)M
          UK printed directories                                        128.6             124.8       (3.0)%
          Other products and services                                     0.3               7.4
                                                                 -------------     -------------
          TOTAL UK OPERATIONS                                           128.9             132.2        2.6%
                                                                 -------------     -------------
          US operations:
          US printed directories at constant exchange rate
            (a)                                                          58.7              82.7        40.9%
          Exchange impact (a)                                               -              (8.9)
                                                                 -------------     -------------
          TOTAL US OPERATIONS                                            58.7              73.8        25.7%
                                                                 -------------     -------------
          GROUP ADJUSTED EBITDA                                         187.6             206.0         9.8%
                                                                 =============     =============




(a) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results using current period exchange rates.

YELL GROUP PLC AND SUBSIDIARIES

3.       OPERATING PROFIT AND EBITDA INFORMATION (CONTINUED)

         RECONCILIATION OF GROUP OPERATING PROFIT TO ADJUSTED EBITDA (a)

                                                                         SIX MONTHS
                                                                     ENDED 30 SEPTEMBER              CHANGE
                                                         ---------------------------------------------------
                                                                  2003                  2004            %
                                                         ---------------------------------------------------
                                                              (POUND)M              (POUND)M
         UK operations

         OPERATING PROFIT                                         58.8                  97.1
         Depreciation and amortisation                            34.8                  35.1
                                                         --------------        --------------

         UK OPERATIONS EBITDA                                     93.6                 132.2
         Exceptional items                                        35.3                     -
                                                         --------------        --------------
         UK OPERATIONS ADJUSTED EBITDA                           128.9                 132.2          2.6%
                                                         --------------        --------------

         UK OPERATIONS ADJUSTED EBITDA MARGIN                    41.0%                 40.7%
                                                         ==============        ==============

         US operations

         OPERATING (LOSS) PROFIT                                 (21.9)                 35.0
         Depreciation and amortisation                            25.8                  26.0
                                                         --------------        --------------
         US OPERATIONS EBITDA                                      3.9                  61.0
         Exceptional items                                        54.8                  12.8
         Exchange impact (b)                                         -                   8.9
                                                         --------------        --------------
         US OPERATIONS ADJUSTED EBITDA AT
           CONSTANT EXCHANGE RATE (b)                             58.7                  82.7         40.9%
         Exchange impact (b)                                         -                  (8.9)
                                                         --------------        --------------

         US OPERATIONS ADJUSTED EBITDA                            58.7                  73.8         25.7%
                                                         --------------        --------------

         US OPERATIONS ADJUSTED EBITDA MARGIN  (c)               23.1%                 26.4%
                                                         ==============        ==============

         Group

         OPERATING PROFIT                                         36.9                 132.1
         Depreciation and amortisation                            60.6                  61.1
                                                         --------------        --------------
         GROUP EBITDA                                             97.5                 193.2         98.2%
         Exceptional items                                        90.1                  12.8
         Exchange impact (b)                                         -                   8.9
                                                         --------------        --------------
         GROUP ADJUSTED EBITDA AT CONSTANT EXCHANGE              187.6                 214.9         14.6%
            RATE (b)
         Exchange impact (b)                                         -                  (8.9)
                                                         --------------        --------------

         GROUP ADJUSTED EBITDA                                   187.6                 206.0          9.8%
                                                         ==============        ==============

         GROUP ADJUSTED EBITDA MARGIN                            33.0%                 34.1%
                                                         ==============        ==============


(a) Adjusted EBITDA is one of the key financial measures that we use to assess the success of our business operations in achieving growth in an efficient manner.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current period exchange rates.

(c)  US operations EBITDA margin including exceptional items is 21.8% in 2004.

We do not allocate interest or taxation charges by product or geographic segment.

YELL GROUP PLC AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS


                                                                SIX MONTHS ENDED 30 SEPTEMBER
                                     -------------------------------------------------------------------------------------
                                                             2003                                       2004
                                     -------------------------------------------------------------------------------------
                                         ORDINARY     EXCEPTIONAL                   ORDINARY      EXCEPTIONAL
                                            ITEMS           ITEMS       TOTAL          ITEMS            ITEMS       TOTAL
                                     -------------------------------------------------------------------------------------
                                         (POUND)M        (POUND)M    (POUND)M       (POUND)M         (POUND)M    (POUND)M

         GROSS PROFIT                       317.5               -       317.5          333.0                -       333.0
         Distribution costs                 (17.2)              -       (17.2)         (17.7)               -       (17.7)
         Administrative expenses           (173.3)          (90.1)     (263.4)        (170.4)           (12.8)     (183.2)
                                     -------------------------------------------------------------------------------------
         OPERATING PROFIT (LOSS)            127.0           (90.1)       36.9          144.9            (12.8)      132.1
         Net interest payable               (88.2)          (58.4)     (146.6)         (46.5)               -       (46.5)
                                     -------------------------------------------------------------------------------------
         (LOSS) PROFIT BEFORE
             TAXATION                        38.8          (148.5)     (109.7)          98.4            (12.8)       85.6
         Taxation                           (16.7)           37.2        20.5          (37.7)             4.8       (32.9)
                                     -------------------------------------------------------------------------------------
         (LOSS) PROFIT FOR THE
             PERIOD                          22.1          (111.3)      (89.2)          60.7             (8.0)       52.7
                                     =====================================================================================


Exceptional costs for the six months to 30 September 2004 are the estimated total costs relating to litigation brought against our US operations (see note
12). Exceptional administrative costs in the six months ended 30 September 2003 relate to costs incurred in connection with our IPO.

5.   TAXATION

     The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

                                                                                  SIX MONTHS ENDED 30 SEPTEMBER
                                                                               ----------------------------------
                                                                                         2003               2004
                                                                               ---------------    ---------------
                                                                                     (POUND)M           (POUND)M
         Profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax
            in the United Kingdom (30%)                                                  11.6               29.5
         Effects of:
            Non-allowable goodwill amortisation                                          10.5               11.1
            US tax losses                                                                (3.7)              (2.9)
            Other permanent differences                                                  (1.7)                -
                                                                               ---------------    ---------------
         Tax charge on ongoing activities                                                16.7               37.7
                                                                               ---------------    ---------------
         Exceptional items multiplied by the standard rate of
            corporation tax in the United Kingdom (30%)                                 (44.6)              (3.8)
         Effects of:
            Higher rate for overseas tax                                                    -               (1.0)
            Items not allowed for tax purposes                                            7.4                  -
                                                                               ---------------    ---------------
         Taxation credit on exceptional items                                           (37.2)              (4.8)
                                                                               ---------------    ---------------
         Total tax (credit) charge                                                      (20.5)              32.9
                                                                               ===============    ===============


6.   INTERIM DIVIDEND

     The interim dividend of 4.2 pence per share (2003 - 3.0 pence per share) is payable on 17 December 2004 to shareholders registered at the close of business on 19 November 2004 and will amount to (pound) 29.5 million (2003
     - (pound)20.8 million).

YELL GROUP PLC AND SUBSIDIARIES
UNAUDITED NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

7.   EARNINGS (LOSS) PER SHARE


                                                                   PRO FORMA
                                                                   INTEREST
                                                                   ADJUST-           EXCEPTIONAL
                                                                   MENTS NET         COSTS NET
                                                    ACTUAL         OF TAX (A)        OF TAX (B)        AMORTISATION (C)     ADJUSTED
                                                  ----------------------------------------------------------------------------------
         SIX MONTHS ENDED 30 SEPTEMBER 2004

         Group profit for the
            financial period ((pound)m)               52.7             -                8.0                  49.6             110.3
         Weighted average number of
            issued ordinary shares
            (millions) (d)                           699.8             -                                                      699.8
                                                  ---------                                                                ---------
         BASIC EARNINGS PER SHARE                      7.5                                                                     15.8
            (PENCE) Effect of share options
            (pence)                                   (0.1)                                                                    (0.3)
                                                  ---------                                                                ---------
         DILUTED EARNINGS PER SHARE                    7.4                                                                     15.5
                                                  =========                                                                =========
            (PENCE)

         SIX MONTHS ENDED 30 SEPTEMBER 2003

         Group (loss) profit for the
            financial period ((pound)m)              (89.2)           21.1            111.3                  49.2              92.4
         Weighted average number of
            issued ordinary shares
            (millions) (d)                           446.9           247.9                                                    694.8
                                                  ---------                                                                ---------

         BASIC (LOSS) EARNINGS                       (20.0)                                                                    13.3
         PER SHARE (PENCE)
         Effect of share options
            (pence)                                      -                                                                     (0.2)
                                                  ---------                                                                ---------
         DILUTED (LOSS) EARNINGS
         PER SHARE (PENCE)                           (20.0)                                                                    13.1
                                                  =========                                                                =========


(a) Group losses for the six months ended 30 September 2003 have been adjusted to exclude interest charges on the long-term debt we repaid as a result of the IPO. Interest has been added back by referring to the effective interest rates applied to the borrowings repaid from the proceeds of the IPO over the period. All interest adjustments have been tax effected at the UK corporation tax rate of 30%. The weighted average number of shares for the six months ended 30 September 2003 has been adjusted as though the IPO happened before 1 April 2003.

(b)  Exceptional items are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)45.1 million, as opposed to (pound)49.6 million, and (pound)43.5 million, as opposed to (pound)49.2 million, in 2004 and 2003, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings per share would have been 14.9 pence, as opposed to 15.5 pence, in the six months ended 30 September 2004 and 12.3 pence, as opposed to 13.1 pence in the six months ended 30 September 2003.

(d) The calculation of the basic and diluted earnings (loss) per ordinary share has been based on the profit (loss) for the relevant financial period and on 694.8 million shares for the six months ended 30 September 2003, being the weighted average share capital prior to the IPO after taking into account the restructuring of the existing share capital on the IPO. For the six months ended 30 September 2004, the calculation was based on 699.8 million shares, the weighted average share capital during the period.

YELL GROUP PLC AND SUBSIDIARIES

8.   NET DEBT


         ANALYSIS OF NET DEBT

                                                                               AT                     AT
                                                                    31 MARCH 2004      30 SEPTEMBER 2004
                                                                ------------------   --------------------
                                                                         (POUND)M               (POUND)M

         Long-term loans and other borrowings
             falling due after more than one year                         1,155.9                1,125.5
         Short-term borrowings and long-term
             loans and other borrowings falling due within
             one year                                                        85.8                   85.6
                                                               -------------------   --------------------
         Total debt                                                       1,241.7                1,211.1
         Cash at bank and in hand                                            18.7                   42.0
                                                               -------------------   --------------------
         NET DEBT AT END OF PERIOD                                        1,223.0                1,169.1
                                                               ===================   ====================





         RECONCILIATION OF MOVEMENT IN NET DEBT
                                                                         DEBT DUE
                                                                       WITHIN ONE
                                                             TOTAL           YEAR
                                                              CASH      EXCLUDING      DEBT DUE
                                                         LESS BANK           BANK         AFTER
                                                         OVERDRAFT      OVERDRAFT      ONE YEAR       NET DEBT
                                                      ---------------------------------------------------------
                                                          (POUND)M       (POUND)M      (POUND)M       (POUND)M

         AT 31 MARCH 2004                                     18.7          (85.8)     (1,155.9)      (1,223.0)
         Net cash inflow before financing and
               dividends paid                                108.4              -             -          108.4
         Dividend paid                                       (41.8)             -             -          (41.8)
         Long term debt becoming due within one year             -          (45.0)         45.0              -
         Borrowings repaid                                   (45.0)          45.0             -              -
         Issue of Ordinary Share Capital                       1.2              -             -            1.2
         Non-cash charges                                        -            0.2          (7.3)          (7.1)
         Currency movements                                    0.5              -          (7.3)          (6.8)
                                                      -------------  ------------- -------------  -------------
         AT 30 SEPTEMBER 2004                                 42.0          (85.6)     (1,125.5)      (1,169.1)
                                                      =============  ============= =============  =============


YELL GROUP PLC AND SUBSIDIARIES

9.       LOANS AND OTHER BORROWINGS

                                                                                          AT                  AT
                                                                                    31 MARCH        30 SEPTEMBER
                                                                                     2004 (A)            2004 (A)
                                                                             ----------------  ------------------
                                                                                    (POUND)M            (POUND)M
         AMOUNTS FALLING DUE WITHIN ONE YEAR
         Senior credit facilities (b)                                                   80.0                85.0
         Revolver loan (b)                                                               5.0                   -
         Net obligations under finance leases                                            0.8                 0.6
                                                                             ----------------  ------------------
         TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                      85.8                85.6
                                                                             ----------------  ------------------
         AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
         Senior credit facilities                                                      856.6               817.9
         Senior notes:
             Senior sterling notes                                                     158.1               158.5
             Senior dollar notes                                                        68.1                69.5
             Senior discount dollar notes                                               73.1                79.6
                                                                             ----------------  ------------------
         TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                          1,155.9             1,125.5
                                                                             ----------------  ------------------
         NET LOANS AND OTHER BORROWINGS                                              1,241.7             1,211.1
                                                                             ================  ==================


(a) Balances are shown net of deferred financing fees of (pound)18.1 million at 30 September 2004 and (POUND)20.1 million at 31 March 2004.

(b) Yell made payments of (pound)40.0 million in the six months ended 30 September 2004 on amounts owed under the senior facility as required by the senior facility agreement and also repaid (pound)5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.


10.  CHANGES IN EQUITY SHAREHOLDERS' FUNDS


                                                         SHARE          SHARE        PROFIT AND
                                                       CAPITAL        PREMIUM      LOSS ACCOUNT          TOTAL
                                                   -----------------------------------------------------------
                                                      (POUND)M       (POUND)M          (POUND)M       (POUND)M
         BALANCE AT 1 APRIL 2004                           7.0        1,184.7            (302.2)         889.5
         Profit on ordinary
            activities after taxation                        -              -              52.7           52.7
         Interim dividend                                    -              -             (29.5)         (29.5)
         Ordinary share issue                                -            1.2                 -            1.2
         Capital Accumulation Plan (a)                       -              -               1.2            1.2
         Currency movements (b)                              -              -               8.3            8.3
                                                   ------------   ------------      ------------   ------------
         BALANCE AT 30 SEPTEMBER 2004                      7.0        1,185.9            (269.5)         923.4
                                                   ============   ============      ============   ============


(a) Amortisation of the costs incurred in buying shares held in an ESOP trust for employees.

(b) The cumulative currency translation adjustment was a (pound)94.4 million loss at 30 September 2004 (31 March 2004 - (pound)102.7 million loss).

YELL GROUP PLC AND SUBSIDIARIES

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the adoption of option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP. Dividends are recorded, under UK GAAP, in the period in respect of which they are proposed by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which they are declared.

     The following information summarises estimated adjustments, gross of their tax effect, which reconcile net (loss) profit and shareholders' funds from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

          NET (LOSS) PROFIT

                                                                       SIX MONTHS ENDED 30 SEPTEMBER
                                                                     ------------------------------
                                                                            2003             2004
                                                                     ------------------------------
                                                                        (POUND)M         (POUND)M
          (Loss) profit on ordinary activities
          after taxation under UK GAAP                                     (89.2)            52.7
           Adjustment for:
               Directories in progress
               -Deferred costs                                             (21.0)           (11.5)
               -Acquisition accounting(a)                                      -             (4.0)
               Pensions                                                     (4.3)            (6.9)
               Goodwill                                                     49.2             49.6
               Other intangible assets                                     (48.3)           (36.4)
               Derivative financial instruments                             12.7              3.4
               Employee incentive plans                                        -             (1.5)
               Amortisation of deferred financing costs                      2.4             (0.3)
               Deferred taxation                                            (4.6)            18.9
               Other                                                        (1.5)            (0.3)
                                                                    -------------    -------------
          NET (LOSS) PROFIT AS ADJUSTED FOR US GAAP                       (104.6)            63.7
                                                                    =============    =============



(a) Represents adjustments that arose as a result of acquisitions.

YELL GROUP PLC AND SUBSIDIARIES

11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

          EQUITY SHAREHOLDERS' FUNDS

                                                                                         AT                  AT
                                                                                   31 MARCH        30 SEPTEMBER
                                                                                       2004                2004
                                                                         ------------------- -------------------
                                                                                   (POUND)M            (POUND)M

          Equity shareholders' funds under UK GAAP                                    889.5               923.4
              Adjustment for:
                   Directories in progress                                           (103.2)             (119.8)
                   Pensions                                                            (0.3)               (7.2)
                   Additional minimum pension liability                               (37.9)              (37.9)
                   Goodwill                                                          (562.3)             (514.7)
                   Other intangible assets                                            746.6               713.5
                   Derivative financial instruments                                    (3.2)                0.2
                   Deferred taxation                                                 (182.9)             (165.1)
                   Dividends proposed                                                  41.9                29.5
                   Other                                                                2.3                 1.7
                                                                          ------------------ -------------------
          EQUITY SHAREHOLDERS' FUNDS AS ADJUSTED FOR US GAAP
                                                                                      790.5               823.6
                                                                          ================== ===================


12.  LITIGATION

     On 22 January 2004, Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2004, Yell published 99 directories in the UK and 536 in the US; in the UK, where it is a clear market leader, it served 480,000 unique advertisers. In the US, where it is the leading independent directories business, it served 386,000 unique advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.